UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 26, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Nanostring Technologies, Inc.

File No. 333-188704 - CF#33806

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Nanostring Technologies, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on May 20, 2013, as amended.

Based on representations by Nanostring Technologies, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.19	through May 20, 2019
Exhibit 10.20	through May 20, 2019
Exhibit 10.22	through May 20, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary